Filed Pursuant to Rule 433

Registration Statement No. 333-283969

THE TORONTO-DOMINION BANK

US$300,000,000 FLOATING RATE SENIOR MEDIUM-TERM NOTES, SERIES F, DUE 2029

PRICING TERM SHEET

DATED JULY 21, 2026

This pricing term sheet supplements the information set forth under the caption “Terms of the Notes” in the preliminary pricing supplement dated July 21, 2026 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the prospectus supplement dated February 26, 2025 and the caption “Description of the Debt Securities” in the prospectus dated February 26, 2025. Capitalized terms used in this Term Sheet but not defined have the meanings given to them in the preliminary pricing supplement.

Issuer:	The Toronto-Dominion Bank

Issue:	Floating Rate Senior Medium-Term Notes, Series F, due 2029 (the “Notes”)

Format:	SEC-Registered

Expected Ratings[1]:	Moody’s Investors Service: A2 (outlook: stable) Standard & Poor’s: A- (outlook: stable) Fitch Ratings, Inc.: AA- (outlook: stable) DBRS: AA (low) (outlook: stable)

Principal Amount:	US$300,000,000

Issue Price:	100.000% plus accrued interest, if any, from July 28, 2026

Trade Date:	July 21, 2026

Settlement Date (T+5)[2]:	July 28, 2026

Maturity Date:	July 27, 2029

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Interest Rate:	The interest rate on the Notes for each period will be equal to Compounded SOFR (as defined herein) plus the Margin.

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before settlement will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Compounded SOFR:	A compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described under “Description of the Notes We May Offer — Interest — Interest Rates — SOFR Notes” in the preliminary pricing supplement.

Margin:	+73 basis points

Commissions:	0.250%

Day Count Convention:	Actual/360

Interest Periods:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, July 28, 2026) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).

Interest Payment Dates:	Quarterly, on January 27, April 27, July 27 and October 27 of each year, beginning on October 27, 2026 and ending on the Maturity Date (Short first coupon).

Interest Payment Determination Date:	The date two U.S. Government Securities Business Days before each Interest Payment Date.

Observation Period:	In respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.

Business Day Convention:	Modified following; adjusted

Business Day:	Any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York or Toronto and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Canadian Bail-in Provisions:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bail-inable Debt Securities” in the prospectus.

Calculation Agent:	The Bank of New York Mellon

Optional Redemption by Holders of Notes:	Not applicable

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes in whole, but not in part, at any time before maturity, after giving not less than 10 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date. See “Terms of the Notes — Redemption for Tax Reasons” in the pricing supplement.

Concurrent Offerings:	US$1,250,000,000 4.847% Senior Medium-Term Notes, Series F, due 2029. The settlement of the Notes is not contingent on the settlement of the concurrent offerings.

Listing:	The Notes will not be listed on any securities exchange.

Joint Bookrunners:	TD Securities (USA) LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Santander US Capital Markets LLC SG Americas Securities, LLC

Co-Managers:

Academy Securities, Inc.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Citizens JMP Securities, LLC

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

MFR Securities, Inc.

M&T Securities, Inc.

Regions Securities LLC

Siebert Williams Shank & Co., LLC

CUSIP / ISIN:	89115KAT7 / US89115KAT79

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD Securities (USA) LLC will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846.